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NEWS RELEASE

SHAW ANNOUNCES EQUITY INVESTMENT IN A RESTRUCTURED CANWEST

Calgary, Alberta (February 12, 2010) – Shaw Communications Inc. (“Shaw”) announced today that it has entered into agreements (the “Agreements”) with Canwest Global Communications Corp. (“Canwest”) and certain 8.0% senior subordinated noteholders (the “Noteholders”), represented by the Ad Hoc Committee, regarding the acquisition of a minimum 20% equity interest and 80% voting interest, which includes effective control, of a restructured Canwest (“Restructured Canwest” or the “Company”) (the “Investment”). Shaw’s initial equity interest will exceed 20% depending on the number of Canwest creditors that elect cash rather than shares in Restructured Canwest.

On October 5, 2009, Canwest and a number of its subsidiaries entered into a support agreement with the Noteholders in which the Noteholders agreed to support the restructuring transaction as set out in the support agreement and related agreements, including the recapitalization of a Restructured Canwest. In addition, the Noteholders agreed to convert their outstanding debt obligations into equity of the Company. As part of the restructuring, Canwest and certain of its subsidiaries filed for creditor protection under the Companies’ Creditors Arrangement Act (the “CCAA”) via a pre-packaged arrangement on October 6, 2009 and Canwest, through its financial advisor, solicited Canadian interest regarding a possible equity investment in a Restructured Canwest.

“We are excited about the Investment and gaining effective control of one of the premier broadcasters and owners of content in the Canadian broadcasting industry at a reasonable valuation. We believe that Shaw’s Investment results in a number of benefits to the broadcasting system, including an ability to strengthen local programming, ensure the ongoing viability of the second largest private conventional television network in Canada, and sustain a dynamic and competitive television market” said Jim Shaw, Chief Executive Officer and Vice Chair, Shaw Communications Inc.

The recent restructuring initiatives undertaken by Canwest have positioned the Company as a pure play Canadian broadcaster. The Company will operate as a separate private company with a dedicated management team and Board of Directors. The Investment was structured whereby Shaw has the flexibility to increase its ownership in a Restructured Canwest in the future.

The Agreements will become effective upon approval of the Court in Ontario overseeing Canwest’s CCAA restructuring process. The financial terms of the Agreements will be filed with the Court on a confidential basis and will remain confidential until Court approval is obtained. Following receipt of such approval, Shaw will provide further information concerning the financial terms of the Investment.

The Investment also remains subject to various conditions, including Canwest creditor approval, further approval from the Court and regulatory approval from the Canadian Radio-television and Telecommunications Commission, as well as certain other matters satisfactory to Shaw.

Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Shaw Direct).  Shaw serves 3.4 million customers, including over 1.7 million Internet and 900,000 Digital Phone customers, through a reliable and extensive network, which comprises 625,000 kilometres of fibre.  Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol:  TSX – SJR.B, NYSE – SJR).

For further information, please contact:

Shaw Investor Relations
investor.relations@sjrb.ca